UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission File Number: 001-42804

Kyivstar Group Ltd.

(Translation of registrant’s name into English)

Unit 517, Level 5

Index Tower

Dubai International Financial Centre (DIFC)

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On August 28, 2025, Kyivstar Group Ltd. (the “Company”) and VEON Ltd. issued a joint press release and presentation materials regarding an investor meeting to provide a corporate update on the Company, copies of which are attached as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated August 28, 2025
99.2	Investor presentation, dated August 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2025

Kyivstar Group Ltd.
By:	/s/ Boris Dolgushin
Name:	Boris Dolgushin
Title:	Chief Financial Officer

2